SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30168; 812-13913]

LoCorr Fund Management, LLC and LoCorr Investment Trust; Notice of Application

August 14, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval.

Applicants: LoCorr Fund Management, LLC ("LFM" or the "Adviser") and LoCorr Investment Trust (the "Trust").

Filing Dates: The application was filed on June 14, 2011, and amended on December 12, 2011, and May 9, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 10, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 261 School Avenue, 4th Floor, Excelsior, MN 55331.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, an Ohio business trust, is registered under the Act as an open-end management investment company and currently is comprised of two individually registered series, the LoCorr Managed Futures Strategy Fund and LoCorr Long/Short Commodities Strategy Fund (together, the "LoCorr Funds"). Each of the LoCorr Funds currently employs one unaffiliated investment subadviser ("Subadviser").[1] LFM, a

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[1] Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included within the term "Adviser"); (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application (together with the LoCorr Funds, the "Funds" and each, individually, a "Fund"). For the purposes of the requested order, "successor" is limited to any entity or entities that would result from a reorganization into another jurisdiction or a change in the type of business organization. All existing entities that currently intend to rely on the requested order are named as applicants, and the LoCorr Funds are the only Funds that currently intend to rely on the requested order. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

Minnesota limited liability company, is, and each other Adviser will be, registered as an

investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). LFM

serves as the investment adviser of the LoCorr Funds, and an Adviser will serve as

investment adviser to the future Funds, pursuant to an investment advisory agreement. The

LoCorr Funds have entered into an investment advisory agreement with LFM (the

"Advisory Agreement"),[2] approved by the Trust's board of trustees (the "Board"),[3]

including a majority of the trustees who are not "interested persons," as defined in section

2(a)(19) of the Act, of the Trust or the Adviser (the "Independent Trustees"), and by

shareholders representing a majority of each of the LoCorr Funds' shares.

      2.   Under the terms of the Advisory Agreement, the Adviser is responsible for

the overall management of the LoCorr Funds' business affairs and selecting investments

according to the LoCorr Funds' investment objectives, policies and restrictions. For the

investment management services that it provides to the LoCorr Funds, the Adviser receives

the fee specified in the Advisory Agreement. The Advisory Agreement also permits the

Adviser to retain one or more subadvisers for the purpose of managing the investments of

all or a portion of the assets of the LoCorr Funds. Pursuant to this authority, the Adviser

intends to enter into investment subadvisory agreements with one or more Subadvisers to

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[2] The Adviser will enter into substantially similar investment advisory agreements to provide
investment management services to future Funds ("Future Advisory Agreements"). The terms of
Future Advisory Agreements will comply with section 15(a) of the Act and Future Advisory
Agreements will be approved by shareholders and by the Board, including a majority of the
Independent Trustees, in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2
thereunder. References to any Advisory Agreement or Advisory Agreements include Future
Advisory Agreements as they pertain to future Funds.

[3] The term "Board" also includes the board of trustees or directors of a future Fund.

provide investment advisory services to the Funds (each, a "Subadvisory Agreement" and together, the "Subadvisory Agreements"). Each Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser will supervise, evaluate and allocate assets to the Subadvisers, and make recommendations to the Board about their hiring, retention or release, at all times subject to the authority of the Board. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreement.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds (an "Affiliated Subadviser").

4.   Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[4] and (b) the Fund will make the Multi-manager Information Statement

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[4] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting

available on the website identified in the Multi-manager Notice no later than when the

Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90

days. In the circumstances described in the application, a proxy solicitation to approve the

appointment of new Subadvisers provides no more meaningful information to shareholders

than the proposed Multi-manager Information Statement. Moreover, as indicated above,

the Board would comply with the requirements of sections 15(a) and 15(c) of the Act

before entering into or amending Subadvisory Agreements.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant

to a written contract that has been approved by the vote of a majority of the company's

outstanding voting securities. Rule 18f-2 under the Act provides that each series or class

of securities in a series investment company affected by a matter must approve that matter

if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any

person, security, or transaction or any class or classes of persons, securities, or transactions

from any provisions of the Act, or from any rule thereunder, if such exemption is necessary

or appropriate in the public interest and consistent with the protection of investors and the

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the Funds. A "Multi-manager Information Statement" will meet the requirements of Regulation
14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information
statement. Multi-manager Information Statements will be filed electronically with the Commission
via the EDGAR system.

purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard.

3.   Applicants assert that the shareholders expect the Adviser and the Board to select the Subadvisers for the Funds that are best suited to achieve each Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is substantially equivalent to that of the individual portfolio managers employed by the Adviser. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreement and any Subadvisory Agreement with an Affiliated Subadviser will remain subject to section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary